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                          May 17, 2021

       Jeffrey S. Edison
       Chief Executive Officer
       Phillips Edison & Company, Inc.
       11501 Northlake Drive
       Cincinnati, Ohio 45249

                                                        Re: Phillips Edison &
Company, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed May 6, 2021
                                                            File No. 333-255846

       Dear Mr. Edison:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Julian Kleindorfer